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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Nuance Communications, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

669967 10 1

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 669967 10 1	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cisco Systems, Inc. Tax ID Number: 77-0059951
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,919,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,919,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,919,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%[1]
12	TYPE OF REPORTING PERSON CO

[1]	Based on 35,685,056 shares of the Issuer’s common stock outstanding as of September 30, 2004, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2004.

CUSIP No. 669967 10 1	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Nuance Communications, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1380 Willow Road, Menlo Park, California 94025

Item 2(a)	Name of Person Filing:

Cisco Systems, Inc.

Item 2(b)	Address of Principal Business Office or, If None, Residence

170 West Tasman Drive, San Jose, California 95134

Item 2(c)	Citizenship:

State of California

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

669967 10 1

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 1,919,000

(b)	Percent of Class: 5.4%[1]

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: 1,919,000

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,919,000

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has

[1]	Based on 35,685,056 shares of the Issuer’s common stock outstanding as of September 30, 2004, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2004.

CUSIP No. 669967 10 1	SCHEDULE 13G	Page 4 of 5 Pages

ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 669967 10 1	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005	CISCO SYSTEMS, INC.

	By:	/s/ Betsy Rafael
	Name:	Betsy Rafael
	Title:	Vice President, Corporate Controller and Principal Accounting Officer